

INVEST IN **BLOOMI**

Sexologist-led intimacy company making clean products for all bodies

LEAD INVESTOR ⌄



Kelli Jones

We are both past and current investors in Bloomi and truly believe in the impact Bloomi's products have on women's sexual health and wellness. In addition, the Bloomi team is stellar with YEARS of experience in this space making them the perfect team to lead this brand. At Sixty8 Capital our thesis is to invest in and support Black and Latinx women-owned companies and brands. We believe in the leadership of Rebecca Alvarez-Story and her team to make Bloomi the #1 brand in the intimacy health and wellness space.

Invested $250,000 this round & $350,000 previously

thebloomi.com   Oakland California

Female Founder   Ecommerce

Consumer Goods   Retail

Minority Founder

Highlights

(1)   **$3M in revenue in last 12 months**

2   Created over 10 million pleasure moments and counting!

3   Available in over 1,000 Target stores nationwide

4   First Latina-founded brand in Target's sexual wellness aisle

5 $1.5M raised to date from notable angels and VCs

6   An engaged community of 75k+ social media followers and 10M+ views on TikTok

7   Fast-growing brand in the intimacy market expected to reach $125B by 2026 (not guaranteed)

8   Established industry's first clean standard for intimacy products in the US

Our Team



Rebecca Alvarez Story   Co-Founder and CEO

One of the most influential intimacy experts in the country. The UC Berkeley grad has as Master's in Sexology, has led the development of products that have been acquired, and is one of the few Latinas to raise over $2M in venture.



Julie Leclercq   Co-Founder & CBO

Previously led Partnerships for Orange Silicon Valley, served as Chief of Staff to the CEO, and co-founded the Women in Tech program to support the FemTech industry in San Francisco. Experience leading multiple business units and scaling internationally.

Welcome to Clean Intimate Care

A BIPOC-owned and sexologist-led intimacy company that is normalizing sexual wellness.

Despite the growing demand for sexual wellness solutions, 95% of intimacy products in the market are made with toxic ingredients and credible sexual education is still lacking.

Bloomi's purpose is to help millions of people #getinthemood with clean, inclusive, accessible products as well as content that affirms, educates and inspires. We want everyone to make informed decisions about their bodies and enjoy more satisfying sexual and intimate experiences.

Available at Target!

In March 2022, Bloomi developed a full collection of intimacy products and is the first Latina-led brand to launch a brand in the sexual wellness aisle at Target.





THE PROBLEM

The Problem
Global intimacy crisis

- Healthy intimate connections are vital to our quality of life, mental health and overall wellness. However, 80% of people report having less frequent and less satisfying intimate experiences.
- 43% of women and 31% of men report experiencing low libido and lack of desire.
- Most products in the category are unregulated and negatively impact health.

People are Craving Connections

Healthy intimate connections are vital to our quality of life, mental health and overall wellness. Yet, 80% of people say they are having unfulfilling intimate experiences.

Low Libido

One primary driver of this is low libido, which is most often caused by fatigue and high stress. Over one third of people experience low libido and they are searching for natural solutions to improve it. The secondary issue is having little sex education and not knowing where to find clean, simple solutions. However, most product on the market contain toxic ingredients.

Toxic Products

Products in this category are highly unregulated and can negatively impact health. Most contain ingredients or materials that should not come into contact with intimate skin (e.g. fragrance, glycerin, harsh preservatives) and can cause

THE SOLUTION

Bloomi is making intimacy mainstream



The Solution
Clean intimate care

CLEAN
In partnership with top intimacy experts, we created the industry's first and only standard to develop products without toxic materials and ingredients.

INCLUSIVE
Bloomi was founded by a Latina sexual wellness expert, and is led by an inclusive team. Our solutions consider the needs of diverse bodies.

ACCESSIBLE
We've launched plant-based essentials in mass retail (incl. Target) and seamlessly integrate product education into the shopping experience.

Clean

Clean

Bloomi was founded by a Latina sexual wellness expert, and is led by an inclusive team. Our solutions consider the needs of diverse bodies.

Accessible

We've launched plant-based essentials in mass retail (incl. Target) and seamlessly integrate product education into the shopping experience.

Essentials Collection


Bloomi Essentials
Plant-based intimacy essentials, formulated for all bodies.
Our Essentials collection is a line of clean, plant-based intimate care products for all bodies, that help increase pleasure before, during and after intimate moments.
This accessible line includes six formulas and three devices for consumers who are curious but new to the sexual wellness category.
three devices for consumers who are curious but new to the sexual wellness category.

Our **Essentials collection** is a line of plant-based intimate care products for all bodies, that help increase pleasure before, during and after intimate moments.

This accessible line includes six formulas and three devices for those who are

curious but new to the sexual wellness category.

Intimate Talk, a Sexology Blog



We've partnered with top intimacy experts including sex therapists, sexologists, and physicians to overcome the intimacy crisis as well as cultural taboos about sex. **Intimate Talk** is an educational destination that normalizes conversations around sex with content that affirms, educates and inspires. Some popular guides include -

How do you increase sexual satisfaction?

How do you master the art of self-seduction?

How do you make time for pleasure?

How do you choose the best toy(s) for yourself?

What intimacy questions to ask your partner on date night?

OUR PRODUCTS



Clean Standard

Our products are developed by award-winning intimacy experts including our Co-Founder, Rebecca Alvarez Story. Based on feedback from our community, we create #cleanintimatecare solutions that are extensively tested and made with the highest quality ingredients.

For example, our lubricants are 510(K) cleared by the Food and Drug Administration (FDA), and one of few organic, clean lubricants in the country. Our toys are made with medical-grade silicone, not "body-safe" silicone or other ambiguous terms that don't disclose the materials.

Thoughtfully Made

We proudly and intentionally make sustainable, *very* high quality products at accessible price points. Our products are ergonomic, easy-to-use designs that consider various hand sizes, body sizes, and abilities. We also prioritize sustainability and take pride in our eco-friendly packaging which is made with recyclable sugarcane, recyclable plastic, and treeless cartons that are compostable.

Bilingual

We take great pride in our bilingual (Spanish and English) products. Our labels, packaging and product information are printed in both languages to provide intimacy solutions to an even larger community.

5-Star Ratings

Our bestselling collection continually receives high ratings for helping customers explore their bodies, improve intimate connections, and overcome their sexual wellness challenges.

★★★★★

> *Easy to use! The 3 settings were perfect! The sizing is perfect! I love it so much. I cannot wait to try more products from this amazing company. Btw thanks for selling it at Target, sometimes I prefer to see the products in person than online. My expectations are met. Literally it makes my night so much better. It's me time.*

★★★★★

> *I have PCOS and I'm currently in fertility treatments. These things have*

> *I have PCOS and I'm currently in fertility treatments. These things have caused me to have no libido. For years I have felt like I've lost myself and I will never be able to feel the same way before all these struggles. I feel so lucky to have found this product at Target. It's has changed my intimate life with my husband for the better. I feel like myself again, and the struggles I've had before are behind me. Thank you, a million times thank you.*

★★★★★

> *Hi! Okay so, I'm 26 years old and I've never had an orgasm before this vibrator. I bought it after extensive research, mostly because I loved the color and thought it was the cutest vibrator I'd seen, and I was a big fan of the medical grade, non toxic everything. I care quite a bit about my "little lady" and this was the first time I wasn't nervous about a toy being on/in her.*

★★★★★

> *use lubes because they throw my pH off, but this lube was incredible! It is odorless and so slick that it is barely noticeable. I will be recommending to all of my clients.*

OUR PLAN

Tailored Experience

Using intimacy products has been shown to increase sexual satisfaction, relax the body, and help you feel happier. *In less than a year, Bloomi has created over 10 million pleasure moments with our products.*

Our WeFunder campaign we provide the resources to continue this trend by building a system that tailors the shopping and learning experience. We want to help customers build their own sexual wellness routine with personalized

product bundles and custom content recommendations.



Tailored Experience
Intimate health needs are unique to each customer, so we're building a system to customize their experience.
• Recommendations based on individual needs
• Dynamic product pages customized to the visitor
• Seamless integrated system for gathering data
Intimate Talk
Welcome back to Bloomi, Liza!
How can we support your intimate health today?
TAKE THE SURVEY
LEARN MORE
Confidential

OUR TRACTION

With the capital raised thus far, Bloomi developed and launched our Essentials collection. Since then, we have grown 9x in just one year and are on track to make $69M in the next 4 years (not guaranteed).



Growth Trajectory
Revenue and growth last 12 months
$200k
$300k
$2.8M
$2.8M
2022 Revenue
9X

Revenue Growth

We've Been Featured in Univision, Entrepreneur, Glossy, Forbes, and more!

We've Been Featured in Univision, Entrepreneur, Glossy, Forbes, and more!

Featured On

E! NEWS · Women's Health · WELL + GOOD · Bustle

REFINERY29 · COSMOPOLITAN · Forbes · BUSINESS INSIDER

UNIVISION · Entrepreneur · People EN ESPAÑOL · Men's Health

HipLATINA · GLOSSY · mitú

As a Latina-led and wellness brand, our story deeply resonates. We have a community of over 500K across platforms with engagement rates that are 3X the industry average. We've also earned over 40 million media impressions to date.

Viral Reach


Viral Reach
As a Latina-led wellness brand, our story deeply resonates with over 40 million media impressions YTD.
PRESS MENTIONS
Hundreds of placements in top tier publications including TV segments, estimated at over 30M impressions.
VIRAL POSTS
Boost in social reach and exposure, for instance from our "Latina brand at Target" Tiktok post with 10M views.
POV:
When your product launches at Target
This Sexual Wellness Brand Just Launched At Target — & It's Clean, Affordable & Latinx-Owned
EL ÉXITO DE UNA EMPRENDEDORA HISPANA QUE COMERCIALIZA ARTÍCULOS PARA MUJERES

THE MARKET

Intimate Wellness is a booming $125B industry with 12.4% CAGR by 2026 with reduced stigma around sex and sexuality driving exponential consumer demand for intimacy solutions. Today you now see several retailers entering the category and VC funding continues to increase every quarter.



Market Opportunity

A lucrative market still ripe for disruption

$125B
Intimacy market size

12.4%
Compound annual growth

2022   2023   2024   2025   2026

Forward looking projections cannot be guaranteed.

The impact of the pandemic has shown that in uncertain times consumers will prioritize wellness and self-care above all else, providing a unique and timely opportunity for us. We anticipate this trend continuing to grow.

OUR FUTURE

Getting to $69M

With your investment, we plan to bring high-quality intimacy products to millions of people and are on track to reach $69M in the next four years (not guaranteed).

Growth

75

50

Projections



	$6M	$16M	$34M	$69M
	2023	2024	2025	2026

Forward looking projections cannot be guaranteed.



SIXTY8 CAPITAL IS A SEED-STAGE FUND FOR BLACK, BROWN, WOMEN, AND LGBTQ+ LED STARTUPS.

We are industry agnostic, investing in tech, tech-enabled, and Direct-To-Consumer start-ups.

Sixty8 Capital
Josephine Collective
The Barn Fund
The Sparrow Fund
Fab Ventures
Pipeline Angels

Melka Hollender
Katherine Castro
Ana Flores
James Brennan
Patty Arvielo
Vanessa Santos

You Can Be Part of Our Growth!

Join our mission to create beautiful intimacy products for all bodies. Together we can create millions of pleasure moments that inspire healthy conversations and build love.

We also believe you should own the companies you love and show with. This is your opportunity to invest, build generational wealth, and be part of a progressive company. Let's do this!



build love.

We also believe you should own the companies you love and show with. This is your opportunity to invest, build generational wealth, and be part of a progressive company. Let's do this!

